EXHIBIT 99.1


                               PRESS RELEASE

22 July 2002

Extension of Exit offer by Invensys Holdings Ltd on Baan Company N.V. in liquidatie until 16 August 2002

On 17 June 2002 Invensys Holdings Ltd. announced its exit offer on all outstanding shares in Baan Company NV in liquidatie at an offer price of Euro 2.85 per share. The offering period commenced on 19 June and will expire on (and including) 19 July 2002, close of Euronext Stock Exchange, unless extended.

As per 19 July 2002, 22,937,309 shares, constituting 8.6% of the total outstanding share capital in Baan Company N.V. in liquidatie, were offered to and purchased by Invensys Holdings Ltd. under the exit offer. This brings the total number of Baan shares held by Invensys Holdings Ltd. as per 19 July 2002 at 242,157,202, constituting 90.6% of the total outstanding share capital in Baan Company N.V. in liquidatie.

INVENSYS HOLDINGS LTD. IS EXTENDING THE OFFERING PERIOD OF THE EXIT OFFER UNTIL 16 AUGUST 2002, CLOSE OF EURONEXT STOCK EXCHANGE, UNLESS FURTHER EXTENDED.

Shareholders who wish to sell their Baan shares can offer their shares during the extended offering period, via the Seatholders Euronext Amsterdam through which they hold their shares, to ABN AMRO Bank N.V., Amsterdam, in which case Invensys will be required to purchase those shares for a sum of
(euro)2.85 per share. The Seatholders Euronext Amsterdam are requested to offer and deliver the shares to the Necigef account number 009 ISS2, stating "in favour of account 41.46.27.334". In principle, payment of the offered price of (euro)2.85 per share will take place on the third Euronext business day after the delivery to ABN AMRO Bank N.V. has taken place.

The  Seatholders  Euronext  Amsterdam  will receive a commission  of (euro)
0.0034 per tendered and delivered share (with a maximum of (euro)10,000 per depot) being paid by Invensys. In principle, the exit bid will therefore be free of brokerage commission for the Baan shareholders who have accepted the exit bid.

The Authority Financial Markets has granted an exemption from certain requirements under the 1995 Securities Transactions Supervision Act. The full text of the exemption as well as the advertisement and all further relevant information are available at www.baancompanynv.com.

Please contact Duncan Bonfield at Invensys Plc., London, phone +44 207 821 3529 for any further information or contact J.R.W. Figiel at ABN AMRO Bank N.V., Issuing Institutions/Corporate Actions, phone +31 76 579 9486.

Holders of securities of Baan registered in the United states wishing to take advantage of the extended offer should contact D.F. King Co., Inc., the information agent for the exit offer in the United States (phone 800-769-6414) to obtain information on how to participate.

Invensys Plc                          Baan Company NV in liquidatie
Invensys Holdings Ltd.


United States holders should note that the exit offer described above will be made in accordance with Dutch law (including the exemption described above) and will be subject to disclosure and other procedural requirements that are different from those under United States law.